UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-11595

(Check one):	⌧ Form 10-K □ Form 20-F □ Form 11-K □ Form 10-Q □ Form 10-D □ Form N-CEN □ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

ASTEC INDUSTRIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1725 Shepherd Road
Address of Principal Executive Office (Street and Number)

Chattanooga, Tennessee 37421
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11‑K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Astec Industries, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 within the prescribed time period without unreasonable effort and expense.  The Company identified certain material weaknesses in its internal control over financial reporting. As a result, the Company needs additional time to complete the compilation of information and finalization of its assessment of the effectiveness of internal control over financial reporting for its consolidated financial statements and related disclosures to be filed as part of the 2019 Form 10-K.
The Company expects to file the 2019 Form 10-K on or before March 17, 2020, the prescribed due date under the fifteen calendar day extension period provided under Rule 12b-25.
This Notification of Late Filing on Form 12b-25 may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that is based on the beliefs of the management of the Company. These forward looking statements are subject to risks and uncertainties, including the risk that the evaluation described above results in adjustments to the consolidated financial statements and results of operations. Should one of these risks or uncertainties materialize, actual results or outcomes may vary materially from those described as anticipated, believed, estimated, intended, or planned.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
Barry A. Ruffalo	(423) 899-5898
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been   filed? If answer is no, identify report(s).
Yes ☑ No □

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No □
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company’s earnings release, dated March 3, 2020, as filed on Form 8-K on the same date.

ASTEC INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf of the undersigned hereunto duly authorized.
Date: March 3, 2020	By: /s/ Barry A. Ruffalo
Barry A. Ruffalo
Chief Executive Officer and President